# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, Ontario Canada (A6), M5H 0B4
Date of event which requires filing of this statement: 07/21/2025
Filed by CIK 0001132716
Persons authorized to receive notices and communications: Charles Mathys, One North Wacker Drive, Chicago, Illinois (IL), 60606, (312) 525-4114

## Reporting persons
- OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC) (CIK 0001132716): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 918,210; shared voting power 0; sole dispositive power 918,210; shared dispositive power 0; aggregate amount beneficially owned 918,210 (4.9% of the class)
  Comment: Voting and dispositive power includes an aggregate 776,810 obtainable upon the exercise of the Warrants (as defined herein) and the conversion of the Notes (as defined herein) beneficially owned by the Reporting Person, with each subject to the Blockers (as defined herein).
  Percent of class is calculated based on (i) 17,962,173 Common Shares outstanding as of June 25, 2025, as disclosed on the Issuer's registration statement on Form F-3 filed the SEC on June 27, 2025, plus (ii) an aggregate 776,810 Common Shares obtainable upon the exercise of the Warrants and the conversion of the Notes beneficially owned by the Reporting Person, which Common Shares have been added to the total Common Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, Ontario Canada (A6), M5H 0B4

## Item 2. Identity and Background
Name of person filing: See attached Exhibit 'Items 1 through 7 Full Details' for complete description.
Residence or business address: The business address of the Reporting Person is 787 Seventh Avenue, New York, NY 10019. The business address of each Covered Person is set forth on Appendix A and is incorporated herein by reference.
Present principal occupation or employment: The principal business of the Reporting Person is providing investment management services for investment advisory clients through separately managed accounts, funds and other investment vehicles worldwide.
Criminal convictions in the last five years: Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above. The citizenship of each Covered Person is set forth on Appendix A and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the Common Shares and 2025 Warrants (as defined below) for cash using the general working capital of the Fund. A total of approximately $353,374 in cash was paid to acquire such Common Shares and 2025 Warrants. The Reporting Person acquired a portion of the Notes (as defined below) and all of the 2028 Warrants (as defined below) from the Issuer in exchange for outstanding convertible notes previously acquired for cash. The remaining Notes were acquired in satisfaction of cash interest otherwise payable on the Notes.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person originally acquired the securities reported herein for investment purposes in the ordinary course of business and not with the purpose, nor with the effect, of changing or influencing the control or management of the Issuer.

See attached Exhibit 'Items_1_through_7_Full_Details' for complete description.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See attached Exhibit 'Items 1 through 7 Full Details' for complete description.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows (7) through (10) of the cover page to this Schedule 13D is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: All transactions in the Common Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth in Appendix B, and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person and the Fund are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares held by the Fund. The Fund does not have such right with respect to more than 5% of the Common Shares outstanding.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.
The Reporting Person currently beneficially owns the following securities:
(i) 141,400 Common Shares;
(ii) $11,463,000 principal amount of the Notes issued under that certain Indenture, dated as of February 13, 2023, by and between, the Issuer, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, which has been supplemented by that certain Supplemental Indenture, dated as of November 27, 2024, by and between, the Issuer, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, attached as in Exhibit 99.2 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024;
(iii) 2025 Warrants to purchase 75,000 Common Shares issued pursuant to that certain Warrant Indenture, dated as of November 15, 2022, by and between the Issuer and TSX Trust Company, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6 K filed with the SEC on November 15, 2022; and
(iv) 2028 Warrants to purchase 555,679 Common Shares issued pursuant to that certain Warrant Indenture, dated as of February 13, 2023, by and between the Issuer and TSX Trust Company, attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6 K filed with the SEC on February 14, 2023, which has been supplemented by (x) that certain First Supplemental Indenture, dated as of January 12, 2024, by and between the Issuer and TSX Trust Company attached as Exhibit 2.4 to the Issur Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025 and (y) that certain Second Supplemental Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company attached as Exhibit 2.5 to the Issur Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025.

See attached Exhibit 'Items_1_through_7_Full_Details' for complete description.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See attached Exhibit 'Items_1_through_7_Full_Details' for complete description.

## Signatures
- OCONNOR, A Distinct Business Unit of UBS ASSET MANAGEMENT AMERICAS (LLC): /s/ Charles Mathys, Charles Mathys Chief Compliance Officer OConnor (07/24/2025)